UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
          BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



                              GO-RACHELS.COM CORP.

                                   Minnesota
                             IRS EIN # 41 - 1766701

                          8120 Penn Avenue, Suite 140
                             Minneapolis, MN 55431

                                 (612) 884-2305


Securities to be registered under Section 12(b) of the Act: None.

Securities to be registered under Section 12(g) of the Act: Common Stock, no par value

--------------------------------------------------------------------------------
COMMON STOCK                              OTC BULLETIN BOARD
Title of each class                       Name of each exchange on which
to be registered                          each class is to be registered
--------------------------------------------------------------------------------

This Registration Statement on Form 10-SB contains forward-looking statements, which reflect the Company's views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the Company's ability to successfully and profitably introduce Rachel's Gourmet Chocolates into the United States, competition in the snack food business products, the Company's vendor relationships, and the Company's ability to obtain additional equity or debt financing on acceptable terms in order to continue operations and to retire debt incurred by the Company.

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                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

GENERAL BUSINESS DEVELOPMENT

RLD Enterprises was incorporated under the laws of the State of Minnesota on April 11, 1991. In 1995, RLD Enterprises acquired Rolar, Incorporated, a potato chip manufacturing company in Menomonie, Wisconsin, as a wholly owned subsidiary and launched the 's" line of gourmet potato chips. On October 31, 1997, Rolar, Incorporated, changed its name to Rachel's Gourmet Snacks, Inc.

On June 30, 1997, RLD Enterprises acquired Triple-C-Inc., a Canadian corporation with $16,000,000 in revenues, as a wholly owned subsidiary. Triple-C-Inc. is a 40 year old company based in Hamilton, Ontario that distributes name brand confectionery products throughout Canada.

Square-Knot, Inc. was incorporated under the laws of the State of Minnesota on June 11, 1996, and on October 31, 1997 acquired, as a wholly owned subsidiary, RLD Enterprises, Inc. Square-Knot, Inc. changed its name on October 31, 1997 to RLD Enterprises, Inc., and RLD Enterprises, Inc. changed its name effective October 31, 1997 to Rachel's Gourmet Snacks, Inc. The officers and board of directors of Rachel's Gourmet Snacks, Inc. were elected as the officers and board of directors of RLD Enterprises, Inc. In addition, the Amended Articles of Incorporation and Bylaws of Rachel's Gourmet Snacks, Inc. were approved as the Amended Articles of Incorporation and Bylaws of RLD Enterprises, Inc. On January 29, 1999, RLD Enterprises changed its name to GO-RACHELS.COM CORP.

The "Company" means GO-RACHELS.COM CORP. and its subsidiaries Rachel's Gourmet Snacks, Inc. and Triple-C-Inc. The Company's shares of common stock have been quoted on the North American Securities Dealers Automated Quotation (NASDAQ) Over-The-Counter Bulletin Board (OTC:BB) under the symbol "RACH," although the Company's shares of common stock have recently been disqualified for quotation on the NASDAQ OTC:BB (see "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" below).

The Company has not been the subject of any bankruptcy, receivership, or similar proceedings.

PRODUCTS AND SERVICES

The Company, through its subsidiary Rachel's Gourmet Snacks, Inc., manufactures, markets, and distributes great tasting, healthier "Home Style" gourmet potato chips which are cholesterol free, and are relatively low in sodium and fat, under the "Rachel's Made From the Heart" name. The Company, through its subsidiary, Triple-C-Inc., a Canadian corporation, distributes confectionery and specialty snacks. The Company intends to expand its current line of products to include gourmet bagel chips, rye chips, and pretzels. The Company also intends to introduce a line of confectionery products into the United States. There can be no assurance, however, that the Company will be able to expand or introduce new product lines (see "Products Offered" below).

In 1995, the Company developed and introduced the "Rachel's Made From the Heart" line of gourmet potato chips while increasing its manufacturing capacity and launching a Company-owned route operations.

In 1996, the Company acquired 100% of the assets, account base and distribution routes of Lakeville Products, Inc. and DBR Enterprises, Inc., and formed Rachel's Distributing, a division for the Company's route operations. On December 31, 1998, the Company discontinued its route operations.

In May 1997, the Company entered into an agreement with Barrel O' Fun Snack Foods, Co., whereby in June 1997 the Company began manufacturing potato chips for Barrel O' Fun foodservice customers under the Barrel O' Fun brand, and whereby Barrel O' Fun began distributing Rachel's Gourmet Potato Chips throughout its eighty distributor network covering a ten state area. In August 1999, this relationship was terminated by Barrel O' Fun after Barrel O' Fun increased production of its own potato chip products.

On June 30, 1997, the Company acquired in a purchase combination all of the capital stock of Triple-C-Inc., a Canadian corporation that distributes confectionery products throughout Canada. The acquisition price totaled


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$3,508,774 and consisted of 640,000 shares of the Company's common stock valued at $1,811,200, cash of $1,360,755 (including $177,705 in acquisition costs), and 12% notes payable totaling $274,356. In connection with the transaction the Company issued to Don Siemens as a "finder's fee" a warrant to purchase 100,000 shares of common stock of the Company at $3.00 per share (which was included in the total acquisition price at a value of $62,463). The warrant issued to Mr. Siemens expires on June 30, 2002. The allocation of the acquisition price was to current assets of $4,585,082 (principally accounts receivable and inventory), property and equipment of $294,819, other assets of $7,685, excess of cost over net assets acquired of $2,624,624, notes payable to bank and others of $1,963,603, and other current liabilities of $2,039,833 (principally accounts payable and accrued expenses). The holders of the shares of the common stock issued in connection with the acquisition had the right to require the Company to purchase all or any part of 608,000 of those shares held by the holders on any of the following dates at the share price stated:

               Exercise Date            Price
               -------------            -----
               April 1, 1999            $3.174
               July 1, 1999             $3.127
               October 1, 1999          $3.221

On October 1, 1999, the option of these holders to require the Company to purchase their shares expired without the delivery of the prescribed notice of exercise by the holders. Notwithstanding the expiration of this option, the holders have asserted a claim that the Company must purchase their stock in the Company, which assertion the Company disputes (see "Litigation" below).

In May 1998, the Company sponsored two Team Cheever Indy cars in the Indy Racing League. The first race was the Indy 500 in which Eddie Cheever in the Team Cheever Rachel's Gourmet Potato Chip Indy car took first place and Robbie Unser driving the Rachel's Gourmet Potato Chip Indy car took fifth place. The Company was unable to take advantage of the sales opportunities provided by the victory and, on May 1, 1999, terminated the sponsorship agreement.

PRODUCTS OFFERED

GO-RACHELS.COM, CORP. produces "Home Style" gourmet potato chips under the Rachel's "Made From the Heart" label. Rachel's Made From the Heart "Home Style" gourmet potato chips are made with care and high-quality ingredients. Cooked one batch at a time, Rachel's uses high oleic sunflower oil to achieve a healthy, satisfying crunch that is 100% natural, low in polyunsaturates and high in vitamin C. Rachel's potato chip products come in eight flavors: Steak & Onion, Barbeque, Parmesan & Garlic, Salt & Vinegar, Jalapeno, Gourmet, Dill Pickle and Hot Mustard. Each of these flavors is packaged in the following sizes: 1 oz.;
1.5 oz.; 5 oz.; 5 lb. Bulk, 10 lb. bulk and a Variety Pak consisting of six 1.5 oz. bags. Rachel's potato chip products are packaged in high-quality colorful packaging to position the products in the gourmet potato chip market.

The Company intends to expand its current line of products to include bagel chips, rye chips, pretzels, and other confectionery and specialty snacks in the second half of calendar year 2000. This expansion will primarily be achieved through private label arrangements, but may also be achieved through internal development or through acquisitions. The costs for expansion through private label arrangements in 2000 are estimated to be a total of $120,000, which will be financed from cashflow of existing operations. There can be assurance, however, that cash flow will be sufficient for this purpose. Costs for expansion through other means are currently unknown, but could be substantially greater than $120,000. In order to expand the Company's current product line by means other than private label arrangements, the Company will probably be required to raise additional capital, the prospects of which are uncertain (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" below).

Triple-C-Inc., a wholly-owned subsidiary of the Company, is one of Canada's largest national distributors in its class and has gained a reputation as a leading supplier to the children's candy market in Canada, the original manufacturer of sour candy in North America, the company that established Advent Calendars in Canada, and the company that introduced "Gummies" to the Canadian market. Approximately 50% of Triple-C-Inc.'s confectionery sales are private brand sales which sell under the Triple-C-Inc. name and/or various other proprietary trademarks. The remainder of Triple-C-Inc.'s confectionery sales consist of products manufactured by other companies.

Using Triple-C-Inc.'s marketing and branding capabilities, the Company is developing a line of Rachel's Gourmet Candy. This product will be introduced into the U.S. in the second half of the year 2000. The costs for expansion of


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the gourmet candy line in 2000 are estimated to be a total of $50,000, which will be financed from cash flow of existing operations. There can be no assurance, however, that cash flow will be sufficient for this purpose. Costs for expansion through other means are currently unknown, but could be substantially greater than $50,000. In order to expand the Company's current product line relative to gourmet candy by means other than private label arrangements, the Company will probably be required to raise additional capital, the prospects of which are uncertain (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" below).

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES

Except as noted above, the Company has not publicly announced any new products or services in the past three years.

MARKETING

The success of the Company's marketing efforts will depend largely on five basic and related focuses. These focuses form the foundation of the Company's marketing strategies and will allow the Company to penetrate all trade segments. The focuses are: packaging, pricing, sampling, distribution, and promotion/marketing.

While the biggest purchases of snacks may be during the key holidays or events, it is the Company's experience that most purchases of salty snacks and confectionery products are made on impulse (about 80%). The Company's packaging, color, and name are designed to capitalize on the impulse buyer, to enhance consumer loyalty, and create a unique brand image/position for the Company's products in the marketplace. Current purchasers of the Company's products, when polled by the Company, said the reason they bought the Company's chips was the Company's unique product offering. The reason customers continue to buy the Company's products is the taste of those products.

The Company has positioned itself to offer high quality and unique products and has chosen not to discount its retail pricing as is widely prevalent in today's snack business. Rather, the Company is positioning itself as a "Gourmet Snack Company" offering high quality unique products at a fair everyday price. The Company, through its distribution network, will manage and execute target market everyday pricing.

DISTRIBUTION METHODS OF PRODUCTS OR SERVICE

Getting consumers to try new products is always important. The Company recognizes this and plans to devote an undetermined amount of marketing dollars annually to ongoing sampling events. The basic assumption is that once people have an opportunity to try the Company's products they will be repeat purchasers and "word-of-mouth advertisers."

To accomplish full-channel distribution, the Company has elected to distribute their lines of products through its North American network of food brokers/distributors and its wholly-owned subsidiary, Triple-C-Inc.

The Company is establishing a distribution network throughout North America with food brokers and distributors. Also, the Company has entered into a distribution relationship with Sysco Food of Minnesota, Inc., which may open doors to a distribution relationship with the largest food service company in North America, although the Company has not yet ascertained or realized the benefit of this relationship, nor does it have reason to believe that its products will be distributed nationwide by Sysco Corp. in the foreseeable future. The Company will distribute Triple-C-Inc.'s product line in the United States to U.S. accounts of Rachel's Gourmet Snacks, Inc.

The Company, through various promotional outlets, is increasing product sales, distribution and consumer awareness. The Company had been one of the primary sponsors of the Minnesota Timberwolves basketball team and the St. Paul Saints baseball team. These two promotional outlets allowed the Company to market Rachel's Chips at the Timberwolves basketball games and every other event presented at the Target Center in Minneapolis, Minnesota, and to market Rachel's Chips at the Saints' baseball games, both reaching thousands of people each year. The Company was unable to take advantage of the sales opportunities provided by the relationships with the Timberwolves and St. Paul Saints and, on May 1, 1999, discontinued these active sponsorship relationships, but continues to work with both teams on community activities.


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In 1999, the Company began actively participating with several non-profit organizations such as The MS Society and Children's Heart Fund. In addition to the goodwill such events generate for the Company, participation in such fundraisers provides the opportunity to present sample products to event participants.

NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

The Company is not currently subject to any preconditioned government approval for the sale of any of its products or services.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS

The Company, as a manufacturer and marketer of food items, is subject to regulation by various government agencies, including the United States Food and Drug Administration. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity, and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines and/or a compulsory withdrawal of product from store shelves. The Company may also be required to comply from time to time with state and local laws regulating food handling and storage.

Under the Nutritional Labeling and Education Act of 1990, as amended ("NLEA"), food manufacturers are required to disclose nutritional information on their labels in a uniform manner. The Company does not believe that compliance with NLEA regulations has materially increased its manufacturing costs or had a material effect on operations to date, but is unable to predict NLEA'S regulations' effect on future products or the costs of compliance in the event NLEA regulations are amended in the future.

In addition to laws relating to food products, the Company is subject to various federal, state, and local environmental laws and regulations that limit the discharge, storage, handling, and disposal of a variety of substances. The Company does not believe that compliance with these other environmental laws and regulations has materially increased its manufacturing costs or had a material effect on operations to date, but is unable to predict these other environmental laws and regulations' effect on future products or the costs of compliance in the event these other environmental laws and regulations are amended or supplemented in the future.

COMPETITIVE BUSINESS CONDITIONS AND THE COMPANY'S COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION

Competition with all of the Company's products occurs primarily on the basis of price and product quality. There are numerous competitors providing the same or similar products as the Company, none of whom dominate the market. However, many of these competitors have significantly greater sales and capital resources than that of the Company. Management believes that its technical competence, pricing structure, and the packaging of its products into interrelated systems allows the Company to compete effectively in the market.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND NAMES OF PRINCIPAL SUPPLIERS

Raw materials are purchased and available from numerous sources. Approximately 32% and 28% of the Company's merchandise in 1998 and 1999, respectively, was purchased from two suppliers in the United States and Belgium.

DEPENDENCE ON ONE OR FEW MAJOR CUSTOMERS

The Company receives an overwhelming majority of its revenues from a variety of retail customers, none of whom represent more than 5% of its sales.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

The Company uses trademarks including "Rachel's," "Rachels Made From the Heart" and "Gourmet America's Finest."

Triple-C-Inc. uses trademarks including "Sour Simon," "Sour Soother," "Gummy Guy," "Frogs," "Gummy Frogs," "Cola Bottles," "Belly trademarks," "Loonies Chocolate Coins," "Goldie Dollar," "Amero," "Droppies," "Sourbolts," "Peaches & Cream," "Just Peachy," Coins," "Barclay," and "Windsor."


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The Company has pursued and will continue to selectively pursue registration of its trademarks with relevant state and national registration authorities as appropriate.

The Company does not hold any patents. The Company is not a party to any material license, franchise, concession, royalty agreement, or labor contract.

RESEARCH AND DEVELOPMENT

In the past two fiscal years, the Company has spent only nominal amounts on internal and external costs relating to research and development on new and existing product lines. All costs relating to research and development were expensed as they were incurred. The Company does not anticipate spending more than nominal amounts on internal and external costs relating to research and development on new and existing product lines in the foreseeable future. This may have some material adverse effect on the Company's ability to successfully expand or introduce new product lines (see "Products Offered" above).

ENVIRONMENTAL COMPLIANCE

There have been no significant costs borne by the Company in an effort to comply with environmental laws, and none are anticipated in the foreseeable future (see "Effect of Existing or Probable Governmental Regulations on the Business" above).

EMPLOYEES

The Company (including Triple-C-Inc.) employs 74 full-time and 10 part-time employees, including management. The number of employees engaged in particular operations of the Company (including Triple-C-Inc.) is as follows:

                                             Warehouse/
Executive  Administrative   Manufacturing   Distribution   Sales   Merchandisers
---------  --------------   -------------   ------------   -----   -------------

    8            19              11              19         19           8


REPORTS TO SECURITY HOLDERS.

Prior to the filing of this Form 10-SB, the Company has not filed any other reports with the United States Securities and Exchange Commission. Once the Company becomes a reporting company under the Securities Exchange Act of 1934, management anticipates that all required reports and information will be timely filed with the United States Securities and Exchange Commission. Likewise, to the extent that the Company is required to deliver annual and quarterly reports to security holders through its status as a reporting Company, or as may be required by the rules or regulations of any exchange upon which the shares of the Company are traded or quoted, the Company will deliver annual and quarterly reports to all shareholders. If the Company issues additional shares, the Company may file additional registration statements for those shares.

This report and any other information that the Company has filed with the United States Securities and Exchange Commission may be read or copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20529. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

The Company also maintains an Internet website at http://www.go-rachels.com/.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company remains optimistic about the future, but its prospects must be considered and evaluated in light of the risks, operating and capital expenditures required, and uncertainty of economic conditions that may impact its operations. To achieve and sustain profitability and to remain viable, the Company must successfully introduce and


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market additional new products, meet the demands of its customers, respond quickly to changes in its market, and control expenses and cash usage, as well as continue to attract additional capital investments.

The Company incurred net losses of $3,423,352 and $1,893,215 in 1998 and 1999, respectively, and as of December 31, 1999, had an accumulated deficit of $11,282,038. The Company will need additional financing in 2000. The Company is pursuing plans to improve sales, reduce operating expenses, and obtain financing through debt and equity placements; however, there is no assurance that the Company can raise additional financing. The Company also has a material uncertainty regarding a shareholder dispute (see "Litigation" below). These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern.

Currency Risk

A substantial portion of the revenues of Triple-C-Inc., the Company's wholly-owned subsidiary, are expected to be realized in Canadian dollars. The operating expenses of Triple-C-Inc. are primarily paid in Canadian dollars. Fluctuations in the exchange rate of the Canadian dollar may have a material effect on the Company's results of operations to the extent that the operations of Triple-C-Inc. affect the operations and financial condition of the Company. In particular, the Company may be adversely affected by fluctuations of the value of the Canadian dollar as compared to the U.S. dollar. Under our current policies, we use currency hedges (forward contracts, options, etc) on an as-need basis to manage exposure to currency risk. There can be no assurance, however, that such hedging will be successful.

Recent effects of currency fluctuations on the Company's operating expenses are discussed below (see "Discussion Regarding Financial Condition").

Discussion Regarding Financial Condition

The Company's results of operations are for the years ended December 31, 1999 and 1998 (audited) and the three month periods ended March 31, 2000 and 1999 (unaudited). The results for the year ended December 31, 1999 are compared to the previous year ended December 31, 1998, and the results for the three month period ended March 31, 2000 are compared to the three month period ended March 31, 1999. Financial results for Triple-C-Inc. are included in the consolidated financial statements for the Company, but are presented in addition to consolidated financial information below where relevant.

Sales of $20,282,793 for the year ended December 31, 1999 were approximately the same as those for the year ended December 31, 1998. Net loss for the year ended December 31, 1999, was $1,893,215, or $.23 per share, compared to a net loss of $3,423,352, or $.54 per share for 1998.

Sales for the quarter ended March 31, 2000 decreased 6% to $4,526,789 compared to $4,797,392 for the quarter ended March 31, 1999. Sales of Rachel's potato chips fell 42% through March 31, 2000, versus the same period the prior year. The 42% drop in sales was primarily due to the decision by Barrel O' Fun, formerly a major distributor of the Company's potato chip products, to increase production of its own line of potato chip products and to stop distribution of the Company's potato chip products (see "Products and Services" above).

Sales of Triple-C-Inc. for the year ended December 31, 1999 were $18,748,885, compared to $17,373,356 for the year ended December 31, 1998. Sales at Triple-C-Inc. for the quarter ended March 31, 2000 decreased by 2% compared to sales for the quarter ended March 31, 1999. Sales of Triple-C-Inc. for the quarter ended March 31, 2000 were $4,284,486, compared to $4,381,153 for the year ended March 31, 1999.

Cost of goods sold decreased by $252,813 to $15,140,726 in 1999 from $15,393,529 in 1998. Cost of goods sold as a percentage of sales decreased by 1.5% to 74.6% as compared to 76.1% for 1998. The improvement was primarily due to margin improvement of 2.8% at Triple-C-Inc., primarily due to stabilization of the Canadian dollar. For the quarter ended March 31, 2000, cost of goods was 74.6% or $3,378,394 as compared to 75.6% or $3,625,678 for the same period in 1999, primarily due to continued margin improvement at Triple-C-Inc.


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Operating expenses were $6,622,689 for the year ended December 31, 1999 compared to $7,530,590 in 1998, a decrease of 12%. Expenses in 1998 were impacted by the launch of a North American marketing program, including the sponsorship of Team Cheever, a member of the Pep Boys Indy Racing League. The sponsorship of Team Cheever was terminated in May, 1999, as the Company was unable to take advantage of the sales opportunities provided by the relationship. Costs associated with the Team Cheever program were approximately $500,000 in 1999 and $1,100,000 in 1998. Another negative impact on 1998 was the operating expenses of Rachel's distributing route operations which were discontinued at the end of 1998. The operating expenses of the route operation were approximately $580,000 in 1998, including the write-off of goodwill of approximately $100,000.

Operating expenses for the three months ended March 31, 2000 decreased 7% to $1,700,119 from $1,825,578 in the same period the prior year. The decrease is due mainly to the termination of the sponsorship agreement with Team Cheever.

Net nonoperating expenses for the year ended December 31, 1999 were $393,793 compared to $837,227 for the year ended December 31, 1998. Other nonoperating expenses decreased by $661,454. This change was primarily related to the change in foreign currency transaction gains. In the year ended December 31, 1999, there was a $341,392 gain on foreign exchange compared to a loss on foreign exchange of $248,456 in the year ended December 31, 1998. The fluctuations in foreign exchange were primarily at Triple-C-Inc. and caused by fluctuations of the Canadian dollar in relation to other foreign currencies. Interest expense increased by $218,020 to $679,626 in 1999 from $461,606 in 1998 because of the increased debt necessary to fund operations. For the quarter ended March 31, 2000, foreign currency gains were $44,510 compared to a gain of $85,347 in the same period in 1999. Interest expense for the quarter ended March 31, 2000 was $168,106 compared to $153,459 for the same period in 1999. The increase is primarily due to increased borrowing expense at Triple-C-Inc.

Income taxes increased by $129,100 to an $18,800 expense in 1999 from a $110,300 benefit in 1998. Income taxes were primarily affected by utilization in 1998 and 1999 of the 1998 Canadian operating losses of Triple-C-Inc.

Net loss for the three months ended March 31, 2000 decreased 20% to $569,132 or $.07 per share from $713,271 or $.10 per share in the comparable period in 1999. The improvement is due mainly to the reduction in expenses.

The Company is currently a defendant to various claims in litigation, and judgments in excess of $140,000 in the aggregate have been awarded to the plaintiffs in those actions (see "Legal Proceedings" below). Satisfaction of these judgments may have a material adverse affect upon the financial condition of the Company.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Triple-C-Inc. has a $7,500,000 Canadian dollars ("CD") revolving line of credit facility with Congress Financial Corporation (Canada) expiring in 2003, subject to a four year extension. Borrowings are repayable on demand, bear interest at the prime rate plus 1.5% to 2% (as defined in the loan agreement), and are collateralized by substantially all Triple-C-Inc. assets. Advances are subject to defined limitations on the collateralized assets. Triple-C-Inc.'s use of the line of credit facility is subject to operating covenants relating to tangible net worth, additional debt, and dividends, among others. The Triple-C-Inc. line of credit may not be utilized by the Company for its U.S. operations, and may be cancelled at any time by the lender.

On June 7, 2000, Congress Financial Corporation (Canada) notified Triple-C-Inc. that certain covenant defaults relative to the revolving line of credit facility exist under the loan agreement. In discussions between the parties between June 7, 2000 and the date of this filing, Congress Financial Corporation (Canada) has indicated that, in its opinion, Triple-C-Inc. has failed to meet the minimum Adjusted Tangible Net Worth as required under the loan agreement, and that Triple-C-Inc. had granted a security interest to a third party in violation of the loan agreement. Triple-C-Inc. feels that the calculation of the Adjusted Tangible Net Worth of the Company by Congress Financial Corporation (Canada) is incorrect, as Congress Financial Corporation (Canada) is treating certain chocolate coin inventory as having no value, while Triple-C-Inc. feels that this chocolate coin inventory should be valued at its historical book value. Triple-C-Inc. does not dispute that it has granted a security interest to a third party in violation of the loan agreement, and is attempting to terminate this security interest. As of the date of this filing, Triple-C-Inc. and Congress Financial Corporation (Canada) continue discussions to resolve these matters, although Congress Financial Corporation (Canada) has not, as of the date of this filing, waived any default under the loan agreement, and there can be no assurance that Congress Financial Corporation (Canada) will waive any default under the loan agreement, and it is possible that Congress Financial Corporation (Canada) will terminate the line of credit facility, which will have a material adverse effect on Triple-C-Inc. and the Company.

The Company does not currently have any material credit facilities in place to finance its U.S. operations, and is currently financing its U.S. operations out of current cashflow. The Company is actively exploring alternatives to provide operating capital for its U.S. operations. The Company estimates that it will need at least $400,000 in operating capital over the next 12 months, of which there can be no assurance of availability. The inability of the Company to obtain additional capital financing will have a material adverse affect on the Company's ability to continue operations.

On December 31, 1999, the Company had outstanding bank letters of credit for approximately $137,000 which are collateralized by a $70,000 restricted term deposit included in other noncurrent assets. These letters of credit were put in place because of the supplier relationships between Triple-C-Inc. and various foreign suppliers of raw materials. In the Company's past experience, virtually no claims have been made against these letters of credit. Management does not expect any material loss will result from these instruments and, therefore, is of the opinion that the liability value of these instruments is zero.

The Company issued $734,296, $1,285,997 and $145,000 of one year 12% unsecured convertible subordinated debentures in calendar years 1998 and 1999, and the three months ended March 31, 2000, respectively. The debentures issued in 1998, 1999 and 2000 were convertible into Company common stock at $4.80, $2.50 and $2.50 per share, respectively, and were subordinated to other borrowings. Debentures for $925,976 (including $191,680 of the 1999 debentures) were repaid in 1999 and all of the debentures outstanding at December 31, 1997, were repaid in 1998.

In 1999, Triple-C-Inc. issued $419,429 of one year 12% unsecured convertible subordinated debentures. The debentures are subordinated to borrowings under the bank line of credit and are convertible into common stock of Triple-C-Inc. at 80% of the Initial Public Offering (IPO) price only upon completion of a Triple-C-Inc. IPO.

Net cash used in operating activities totaled $2,813,668 and $1,077,416 in 1998 and 1999, respectively, and $997,106 and $641,787 in the three months ended March 31, 1999 and 2000, respectively. Operating cash flows resulted primarily from net losses.

Net cash provided by (used in) investing activities totaled $4,220,180 and $12,745 in 1998 and 1999, respectively, and $70,404 and $(19,382) in the three months ended March 31, 1999 and 2000, respectively. Investing cash flows resulted primarily from proceeds on the sale of marketable securities.

Net cash provided by (used in) financing activities totaled $(1,518,327) and $1,085,344 in 1998 and 1999, respectively, and $915,008 and $700,333 in the three months ended March 31, 1999 and 2000, respectively. Financing cash flows resulted primarily from fluctuations in proceeds and payments on Company debt.

The following financial data has been taken from the Company's audited and unaudited consolidated financial statements and is qualified in its entirety by the financial statements and footnotes thereto included elsewhere in this filing:

                                 Years Ended December 31,          Three Months Ended March 31,
                                  1998              1999              1999              2000
                              ------------      ------------      ------------      ------------
                                                                   (unaudited)       (unaudited)
Sales                         $ 20,227,704      $ 20,282,793      $  4,797,392      $  4,526,789

Net Loss                      $ (3,423,352)     $ (1,893,215)     $   (713,271)     $   (569,132)

 Total Assets                 $ 10,450,667      $ 10,032,119      $ 10,747,920      $ 10,397,583

Long-Term Debt                $    124,721      $     56,521      $     85,931      $     47,274

Stockholders' Equity          $  2,595,242      $  1,906,250      $  2,188,020      $  1,376,346

Per Share Data:
  Dividends Per Share         $          0      $          0      $          0      $          0

  Net Loss                    $      (0.54)     $      (0.23)     $      (0.10)     $      (0.07)

  Weighted Average Number
   of Shares Outstanding         6,382,208         8,079,345         7,433,926         8,622,824


ITEM 3. DESCRIPTION OF PROPERTY

The Company leases the following real property with rental rates as follows:

* An 800 square feet of corporate offices in Bloomington, Minnesota for $1,070 per month on a month-to-month lease;

* a 10,000 square foot manufacturing plant in Menomonie, Wisconsin for $4,000 per month, increasing over the term of the lease to $4,800 per month, for a period ending February 28, 2009;

* a 55,000 square foot Canadian Headquarters and warehouse in Hamilton, Ontario for CD$27,656 per month for a period ending January 1, 2002;

* a 7,740 square foot office and warehouse in Calgary, Alberta for CD$8,345 per month for a period ending June 30, 2002;

* an 800 square foot office in Langley, British Columbia for CD$1,118 per month for a period ending May 31, 2001; and

* a 600 square foot office in Montreal, Quebec for CD$876 per month for a period ending March 31, 2002.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 31, 2000 by each of the Company's directors and executive officers.

Name & Address                                             Shares Owned Beneficially & Of Percentage of Total Stock
                                                           Record                         Outstanding
-------------------------------------------------------------------------------------------------------------------
Lawrence J. Castriotta                                     300,000(1)                     2.3%
President, CEO & Chairman of the Board of Directors,
GO-RACHELS.COM CORP.

Leo Short                                                  210,000(2)                     1.6%
Executive V.P., Sales & Marketing, GO-RACHELS.COM CORP.

Kent W. Hammond                                            100,000                        *
V.P. Specialty Marketing, GO-RACHELS.COM CORP.

Harm Scholtens                                             277,536(3)                     1.9%
Director, GO-RACHELS.COM CORP.
V.P. Sales & Marketing, Triple-C-Inc.

Curtis Russell                                             200,000                        1.5%
C.O.O., Triple-C-Inc.

Danny Bob Berenberg                                        0                              *
Director, GO-RACHELS.COM CORP.

ALL OFFICERS AND DIRECTORS                                 1,053,536                      7.3%

* Less than 1%

(1) Includes Mr. Castriotta's option to purchase 200,000 shares of common stock within the next 60 days at $1.00 per share.

(2) Includes Mr. Short's option to purchase 210,000 shares of common stock within the next 60 days at $1.00 per share.

(3) Includes Mr. Scholtens' option to purchase 100,000 shares of common stock within the next 60 days at $5.50 per share.

No person, group or entity has beneficial ownership of 5% or more of the outstanding equity in the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Lawrence Castriotta

Lawrence Castriotta joined the Company and was named President, CEO and elected a Member of the Board of Directors of the Company in August 1999. Mr. Castriotta has assumed the title of Chairman of the Board of Directors upon the resignation of Mr. James Garlie as Chairman of the Board of Directors on November 2, 1999, and the subsequent resignations of all other previous Board Members at about the same time.

Mr. Castriotta has more than 30 years in consumer marketing and retailing experience. From 1990 to 1997, he served as Chairman and CEO of Spectrum Services, Inc. a Minneapolis manufacturer of custom designed horse trailers. He Co-Founded (in 1985) and served as President and Board Member of Image Retailing, Inc., a publicly traded retailer of consumer electronics located in Edina, Minnesota from 1985 to 1989. He was also Executive Vice President and Board Member of Schaak Electronics, Inc., a St. Paul electronics retailer, from 1980 to 1984 and Vice President of Merchandising for Dayton-Hudson's Team Electronics division from 1977 to 1980. Mr. Castriotta received his B.S. from Boston University and his MBA from Harvard University.

Leo Short III

Leo Short III joined the Company as Executive Vice President in February 1996. Mr. Short has significant experience in the snack food industry. After starting his career at Campbell Soup Company where he was employed from 1974 to 1978, he worked for Frito-Lay (the largest US manufacturer of potato chips) from 1978 to 1992, and was a self-employed consultant from 1993 to 1996. In addition to working his way up from District Sales Manager to Regional Sales Manager to Division Sales Manager to one of twenty-two Area Vice Presidents, building and managing hundreds of routes along the way, Leo received several awards including "Division Manager of the Year" and runner-up to Frito-Lay's highest honor, the "Herman Lay Award". He was also responsible for launching Sunchips, which became a $200,000,000 line for Frito-Lay.

Curtis Russell

Curtis Russell became Chief Operating Officer of Triple-C-Inc. in June, 1999. Mr. Russell has 10 years experience in the food service industry where he was responsible for purchasing, production, inventory and cost controls for such companies as Campbell Soup Co., where he was employed from 1976 to 1977, and International Multifoods, where he was employed from 1977 to 1981. Mr. Russell was employed in the hospitality and food service industries from 1981 to 1985, was employed in the investment banking industry, including as head trader and as compliance officer for various banking and investment companies from 1985 to 1997, and was employed by the Company from 1997 until his appointment as the COO of Triple-C-Inc. in June, 1999.

Harm Scholtens

Harm Scholtens is Vice President of Sales and Marketing of Triple-C-Inc. He has 34 years of service with the Company and is responsible for the development of the successful proprietary brands that the Company markets throughout Canada and the development of the extensive distribution network of the Company.

Kent W. Hammond

Kent W. Hammond joined the Company on November 1, 1999, as Vice President for Specialty Marketing. Mr. Hammond has in excess of 25 years of consumer marketing and retailing experience. He has worked as a buyer at Dayton Hudson Corp.'s Team Electronics in Minneapolis, where he was employed from 1975 to 1978, was employed with SER, Inc., a consumer electronics manufacturer's representative firm in Chicago, from 1978 to 1981, and was the National Merchandise Manager for Sanyo America in Los Angeles from 1981 to 1988 . He was the Vice-President of Marketing for Solar Reflective Fabric, Inc., a Minnesota fabric company, from 1991 to 1997, and was also employed with Klein Volvo, a large Minneapolis automobile dealer, from 1997 to 1999 . Mr. Hammond is responsible for the e-commerce web sites operated by the Company and heads up the development of Rachel's Gourmet Chocolates.

Danny Bob Berenberg

Danny Bob Berenberg is the President and CEO of Lincoln Dels, Inc., and President of Lincoln Baking, of which he has been the owner since his purchase of the companies in 1993, and Chief Manager of Crystals International, LLC, of which he has been the owner since his purchase of the company in 1996. Each of Lincoln Dels, Inc., Lincoln Baking, and Crystals International, LLC are food service companies located in the Minneapolis area. He is Chairman of the Board of the Bloomington Minnesota Convention and Visitors Bureau, Member of the Board of the Bloomington Hospitality Association, Vice Chair of the Bloomington Community Foundation, and a Member of the Board of Directors of The Thunderbird Hotel and Convention Center Corporation, both Bloomington, Minnesota hospitality companies. He received his Bachelors and JD degrees from the University of Minnesota.

The names, ages, and respective positions of the officers and directors of the company are set forth below:

Name                       Age         Position
--------------------------------------------------------------------------------
Lawrence J. Castriotta     54          Chairman of the Board, President and
                                       CEO, GO-RACHELS.COM CORP.

Leo Short III              47          Exec. V. P. of Sales & Marketing,
                                       GO-RACHELS.COM CORP.

Curtis Russell             41          C.O.O., Triple-C-Inc.

Harm Scholtens             54          V. P. Sales and Marketing, Triple-C-Inc.
                                       Director, GO-RACHELS.COM CORP.

Kent W. Hammond            48          V. P. Specialty Marketing,
                                       GO-RACHELS.COM CORP.

Danny Bob Berenberg        55          Director, GO-RACHELS.COM CORP.


The Company's directors are elected at the annual meeting of stockholders and hold office for a three-year term or until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board. The current directors of the Company intend to nominate for election two additional outside persons and one additional insider to the Board of Directors at the next annual meeting of the shareholders scheduled to be held in the October, 2000.

A significant change in the executive leadership and the composition of the Company's Board of Directors occurred in 1999. Upon evaluation of the then-current state of the Company, the Board of Directors hired Lawrence J. Castriotta as the new President and Chief Executive Officer of the Company in August, 1999, with the intent that Mr. Castriotta would provide refreshed executive leadership to the Company. Satisfied with Mr. Castriotta's performance, the Board of Directors selected Mr. Castriotta to be the Chairman of the Board of Directors in November, 1999, and the remaining directors resigned at about the same time to pursue other interests (resigning directors also resigned as executive officers at the same time). Since November, 1999, Mr. Castriotta, as the sole member of the Board of Directors, has elected Danny Bob Berenberg and Harm Scholtens to fill vacancies of the Board of Directors until the next annual meeting of the shareholders.

ITEM 6.  EXECUTIVE COMPENSATION

Employment Agreements

The Company has entered into an employment agreement with Lawrence C. Castriotta, the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Castriotta's employment agreement commenced on August 1, 1999 and has an initial two-year term ending July 31, 2001. Mr. Castriotta is entitled to receive a salary of not less than $108,000 annually, which is subject to adjustment on an annual basis. In addition to the annual salary, Mr. Castriotta was granted 100,000 shares of common stock of the Company, and was issued an option to purchase 200,000 shares of common stock of the Company at an exercise price of $1.00 per share, all of which are exercisable immediately, with an expiration date of September 19, 2009. Under the agreement, Mr. Castriotta is entitled to an automobile expense allowance of $525 per month and reimbursement for all other expenses related to said automobile, although Mr. Castriotta has chosen not to take advantage of the $525 per month automobile expense allowance and other automobile reimbursement benefits. Mr. Castriotta's employment agreement also provides for other customary fringe benefits. The agreement does not contain any "Golden Parachute" provisions. The agreement does contain certain protections for Mr. Castriotta, including indemnification for any individual liability relating to Mr. Castriotta's employment for liabilities of the Company existing or arising out of occurrences prior to August 1, 1999. The contract provides for disability payments under certain circumstances.

Triple-C-Inc. has entered into an employment agreement with Harm Scholtens, the
V. P. Sales & Marketing, Triple-C-Inc. Mr. Scholtens' employment agreement commenced on June 30, 1997 and had an initial three-year term which ended May 31, 2000. The agreement is automatically renewed and subject to one year terms, unless notice of termination is given by either party six months prior to the end of any termination date. Mr. Scholtens will receive a salary of not less than CD$140,000 annually. In addition to the annual salary, Mr. Scholtens is entitled to receive an earnings bonus based upon the revenues of Triple-C-Inc. (Mr. Scholtens received $0 in 1998 and CD$9,177 in 1999), and was issued an option to purchase 100,000 shares of common stock of the Company at an exercise price of $5.50 per share, all of which have vested, with an expiration date of June 30, 2002. In the event that Mr. Scholtens' employment with Triple-C-Inc. is terminated, Mr. Scholtens is entitled to receive severance pay of at least six months' salary and all bonuses earned to the date of termination. Under the agreement, Mr. Scholtens is entitled to an automobile expense allowance and reimbursement for all other expenses related to said automobile (approximately CD$750 per month). Mr. Scholtens' employment agreement provides for other customary fringe benefits. The agreement does not contain any "Golden Parachute" provisions. The agreement contains certain protections for Triple-C-Inc., including covenants against: (i) disclosure of proprietary information; and (ii) competition; and (iii) post-employment solicitation of employees. Triple-C-Inc. may terminate the agreement for "cause" (as defined in the agreement) or upon Mr. Scholtens' death or disability, and Mr. Scholtens' may terminate the agreement upon the occurrence of certain other events. The contract provides for disability payments under certain circumstances.

Compensation Table

The following Summary Compensation Table sets forth the cash compensation paid or accrued for services performed during the year ended December 31, 1999 for the executive officers of the Company (all compensation expressed in U.S. Dollars unless otherwise noted):


                           SUMMARY COMPENSATION TABLE

                                         Annual Compensation      Long term compensation
                                        --------------------------------------------------------------------------------------------
                                                                                Awards                    Payouts
                                                                                ----------------------------------------------------
Name and Principal Position              Year   Salary    Bonus   Other Annual  Restricted   Securities   LTIP payouts  All other
                                                                  Compensation  Stock        underlying                 compensation
                                                                                Award(s)     options/SARs
------------------------------------------------------------------------------------------------------------------------------------
James Garlie, Chairman of the Board,
 President, CEO(1)                       1999   $4,947    $0         $0         $0           $0           $0            $0

Lawrence J. Castriotta, Chairman of
 the Board, President, CEO(2)            1999   $45,000   0          (5)         0            0            0             0

Leo Short, Executive VP Sales &
 Marketing                               1999   $81,600   0           0          0            0            0             0

Curtis Russell, COO, Triple-C-Inc.(3)    1999   $37,500   0           0          0            0            0             0

Harm Scholtens, V.P. Sales & Marketing,
 Triple-C-Inc.                           1999   $100,000  $9,177(6)  (5)         0            0            0             0

Kent W. Hammond, VP Specialty
 Marketing(4)                            1999   $12,500   0           0          0            0            0             0

(1)  Mr. Garlie resigned all positions effective November 2, 1999

(2)  Mr. Castriotta joined the Company as President and CEO on August 1, 1999

(3)  Mr. Russell joined the Company as COO of Triple-C-Inc. on July 1, 1999

(4)  Mr. Hammond joined the company on November 1, 1999

(5)  Less than 10% of executive's total annual salary and bonus

(6)  Mr. Scholtens' bonus is expressed in Canadian Dollars.

     In addition to the compensation noted above, (a) in 1999 Lawrence J. Castriotta was issued an option to purchase 200,000 shares of common stock of the Company at an exercise price of $1.00 per share, exercisable immediately, with an expiration date of September 19, 2009, and (b) pursuant to the terms of the employment agreement set forth at exhibit 6.1, Harm Scholtens holds an option to purchase a total of 100,000 shares of common stock of the Company at an exercise price of $5.50 per share, all of which are exercisable at any time, with an expiration date of June 30, 2002. The Company follows the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and applies APB Opinion No.25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Stock

The Company is currently authorized to issue 70,000,000 shares, of which 50,000,000 shares are common stock, $.01 per value, and 20,000,000 shares are undesignated preferred stock. Holders of the common stock do not have preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in all dividends from sources legally available therefor, when, as and if declared by the Board of Directors and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to shareholders. All outstanding shares are fully paid and non-accessible. Each holder of common stock is entitled to one vote per share on all matters on which such shareholder is entitled to vote.

As of December 31, 1998, 7,205,689 shares of common stock of the Company were outstanding. As of December 31, 1999 and March 31, 2000, 8,622,824 shares of common stock of the Company were outstanding.

No shares of preferred stock have ever been issued by the Company. The Articles of Incorporation of the Company authorize the Board of Directors to set the preferences which the holders of preferred stock may enjoy, which preferences may, if the Board of Directors determines to issue preferred stock, include dividend, voting, and liquidation preferences, among others.

Cumulative voting for the election of directors is not permitted. Accordingly, the owners of a majority of shares of common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares will not be able to elect any directors.

Options and Warrants

The Company has a nonqualified stock option plan which authorizes the granting of stock options to employees, directors, and others to purchase up to 2,500,000 shares of common stock. Vesting and award terms are at the discretion of the Board of Directors, but cannot exceed ten years. As of December 31, 1999, options to purchase 2,297,498 shares of common stock of the Company were outstanding, with a weighted-average exercise price of $1.84 with 5.6 weighted - average remaining contractual life-years for the options.

The Company has granted warrants to purchase common stock of the Company related to short-term debt financing, services provided to the Company, and issuance of common stock. As of December 31, 1999, warrants to purchase 2,726,527 shares of common stock of the Company were outstanding, with a weighted-average remaining contractual life of 2.7 years and a weighted-average exercise price of $1.62.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Dividends

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay future cash dividends.

Market Information

The Company's Common Stock is currently quoted in the "pink sheets" under the trading symbol "RACH." The Company's common stock has recently been quoted on the NASDAQ OTC:BB, but its shares of common stock have recently become ineligible for quotation on the NASDAQ OCT:BB. The Company intends to once again apply to have its shares quoted on the NASDAQ OTC:BB once this Form 10-SB becomes effective.

The following table sets forth, for the periods indicated, the range of high and low quoted prices of the Company's common stock on the OCT:BB. The prices represent quotations between dealers without adjustment for retail markups, markdowns, or commissions and may not represent actual transactions.

                       FY end December 31, 1998    FY end December 31, 1999    Quarter end March 30, 2000
                       High          Low           High          Low           High         Low
                       ----          ---           ----          ---           ----         ---
Qtr. 1 (End March)     6 1/4         4 3/4         3             9/16          3/8          3/16(1)

Qtr. 2 (End June)      9 3/8         5             3 5/8         5/8

Qtr. 3 (End Sept.)     7             1/2           13/16         5/32

Qtr. 4 (End Dec.)      3             5/8           3/4           1/4

(1) The Company's shares of common stock ceased to be quoted on the NASDAQ OTC:BB on March 22, 2000. The prices listed above reflect the closing bid and ask prices on that date.

There can be no assurance that an active public market for the common stock will ever be restored. In addition, the shares of common stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

Since less than 5% of the Company's stock was traded throughout 1998 and 1999, the Company is essentially a nonpublic entity.

Holders:

There were approximately 400 holders of record of the Company's common stock as of June 30, 2000.

ITEM 2. LEGAL PROCEEDINGS

In conjunction with the acquisition of the stock of Triple-C-Inc., the Company issued 640,000 shares of its common stock to former shareholders of Triple-C-Inc. stock (see "Products and Services" above). According to the acquisition agreement between the Company and the shareholders, these shareholders retained the right to require the Company to purchase all or part of 608,000 of their shares at predetermined prices on stipulated dates. Prior to October 1, 1999, these shareholders indicated their general intent to exercise their right to require the Company to purchase their shares, and the Company and these shareholders conducted negotiations regarding method of payment and extension of the date of exercise of the shareholders' right to require the Company to purchase their shares. During these discussions, counsel for the shareholders delivered a draft promissory note to be used by the parties to evidence the payment obligation from the Company to the shareholders. On October 1, 1999, the option of these shareholders to require the Company to purchase their shares at $3.221 per share expired without the delivery of the prescribed notice of exercise by the shareholders. Nevertheless, the shareholders have asserted and continue to assert that the Company is obligated to purchase these shares, arguing that the delivery of the draft promissory note from shareholders' counsel to the Company constituted "constructive" notice of exercise of the shareholders' option. It is the Company's position that the delivery of the draft promissory note from shareholders' counsel to the Company did not constitute notice of exercise of the shareholders right to require the Company to purchase their shares, as the form and means of exercise were specifically described in the acquisition agreement, and the Company never received definitive notice of exercise. The Company has continued to communicate with these shareholders in an attempt to resolve this matter, but negotiations have been unsuccessful to date. It is possible that either party may resort to judicial resolution of this matter. While the Company is confident in its position that it did not receive actual or constructive notice of exercise of the shareholders' right to require the Company to purchase all or part of its shares, it is a possibility that litigation with the former Triple-C-Inc. shareholders will result in an adverse judgment against the Company, which adverse judgment may have a material adverse effect on the Company and its operations, and any adverse judgment may jeopardize the Company's ability to continue its operations.

The Company is a defendant in a lawsuit in the District Court of the State of Minnesota in Hennepin County commenced on April 26, 2000, in which Sinclair Communications, Inc. (doing business under several different television stations) claimed that the Company was indebted to Sinclair in the amount of $68,375 for advertising and broadcast services. On June 1, 2000, Sinclair obtained a judgment for $71,135.88 against the Company, and Sinclair has subsequently commenced collection proceedings against the Company. The Company is currently examining possible resolution of this matter, including satisfaction of the judgment. However, the Company is not currently able to satisfy this judgment, and continued collection actions, including possible levy and attachment against assets of the Company, may have a material adverse affect on the Company and its financial situation.

The Company is a defendant in a lawsuit in the Circuit Court of the State of Illinois in Cook County commenced on April 21, 2000, in which Hinshaw & Culbertson, former counsel to the Company, claimed that the Company was indebted to Hinshaw & Culbertson in the amount of $57,148 for providing legal services to the Company. On June 19, 2000, Hinshaw & Culbertson obtained a judgment for $59,058.15, plus court costs, against the Company, and Hinshaw & Culbertson has subsequently commenced collection proceedings against the Company. The Company is currently examining possible resolution of this matter, including satisfaction of the judgment. However, the Company is not currently able to satisfy this judgment, and continued collection actions, including possible levy and attachment against assets of the Company, may have a material adverse affect on the Company and its financial situation.

The Company is a defendant in at least four other lawsuits in the District Court of the State of Minnesota in Hennepin County in which judgments have been entered against the Company. The total amount of such judgments is less than $20,000. The Company is currently examining possible resolution of these matters, including satisfaction of the judgments. However, the Company is not currently able to satisfy these judgments, and continued collection actions, including possible levy and attachment against assets of the Company, may have a material adverse affect on the Company and its financial situation.

Except as disclosed above, the Company is not a party to any material existing or pending legal proceedings nor has its property been the subject of any such proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed nor has it had any disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company has conducted a series of unregistered sales of common stock in reliance upon Rule 506 of Regulation D (17 C.F.R. ss.ss. 230.504 and 230.506), Regulation S (17 C.F.R. . ss. 230.901 et seq.), and Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)) during the three years ended December 31, 1999. All of the sales were conducted by officers and employees of the Company, and no underwriters were engaged in the offerings. The unregistered securities were not sold publicly, but sold to certain U.S. and foreign investors identified by the Company. The Company made these private placements based on the following factors: (1) each issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were a limited number of offerees who were issued stock or other securities for services rendered to the Company; (3) the offerees stated an intention not to resell the stock or other securities and have continued to hold it for at least two years, or since the date of issuance if less than two years; (4) there were no subsequent or contemporaneous public offerings of the stock or other securities; (5) the stock or other securities was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock or other securities took place directly between the offerees and the Company.

Private Placements of Common Stock

* Between January 1, 1997 and November 30, 1997, the Company issued a total of 802,615 shares of common stock for a total consideration of $3,185,629 (including cash, consulting, manufacturing, and acquisition services and financing). Total offering expenses during this period were $383,435. The issuance of common stock during this period was unregistered in reliance upon Rule 506 and Section 4(2) of the Securities Act of 1933.

* On December 1, 1997, the Company issued a total of 1,200,542 shares of common stock for a total cash consideration of $4,414,384. Total offering expenses on this date were $531,334. The issuance of common stock during this period was unregistered in reliance upon Rule 506 and Regulation S.

* Between December 2, 1997 and December 31, 1999, the Company issued a total of 2,512,568 shares of common stock for a total consideration of $ 2,214,149 (including cash, consulting, manufacturing, and acquisition services and financing). Total offering expenses during this period were $157,735. The issuance of common stock during this period was unregistered in reliance upon Rule 506 and Section 4(2) of the Securities Act of 1933.

Convertible Debenture Offerings

The Company issued $734,296, $1,285,997, and $145,000 of one year 12% unsecured convertible subordinated debentures, in calendar years 1998 and 1999, and the three months ended March 31, 2000, respectively, in a series of private sales to certain parties known to the Company. The debentures issued in 1998, 1999 and 2000 were convertible into Company common stock at $4.80, $2.50 and $2.50 per share, respectively, and were subordinated to other borrowings. The issuance of the debentures was exempt from registration under Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)). None of the debentures has been converted into common stock of the Company.

In 1999, Triple-C-Inc. issued $419,429 of one year 12% unsecured convertible subordinated debentures in a series of private sales to certain parties known to Triple-C-Inc.. The debentures are subordinated to borrowings under Triple-C-Inc.'s bank line of credit and are convertible into common stock of Triple-C-Inc. at 80% of the Initial Public Offering (IPO) price for shares of common stock of Triple-C-Inc. only upon completion of a Triple-C-Inc. IPO. The issuance of the debentures was exempt from registration in the United States under Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)). None of the debentures has been converted into common stock of Triple-C-Inc.

Warrant Issuances - 1997

The Company issued warrants to purchase 1,292,252 shares of common stock at prices ranging from $3.75 to $7.50 per share in 1997 to certain parties known to the Company. The warrants were issued in connection with the sale of common stock, acquisition services and financing. The issuance of the warrants was exempt from registration under Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)). A breakdown of these sales is as follows:

         Issuance of Common Stock:
                843,790 warrants at $7.50
                 88,395 warrants at $6.60
                  7,100 warrants at $4.50
                241,467 warrants at $3.75

         Acquisition Services:
                100,000 warrants at $3.00

         Financing:
                11,500 warrants at $3.75

All of these warrants are outstanding.

Warrant Issuances - 1998

The Company issued warrants to purchase 717,455 shares of common stock at prices ranging from $1.00 to $7.50 per share in 1998 to certain parties known to the Company. The warrants were issued in connection with the sale of common stock and financing. The issuance of the warrants was exempt from registration under
Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)). A breakdown of these sales is as follows:

         Issuance of Common Stock:
                 13,155 warrants at $7.50
                183,300 warrants at $3.75
                 11,000 warrants at $2.50

         Financing:
                 15,000 warrants at $5.50
                 10,000 warrants at $1.30
                325,000 warrants at $1.20
                160,000 warrants at $1.00

All of these warrants are outstanding.

Warrant Issuances - 1999

The Company issued warrants to purchase 217,280 shares of common stock at prices ranging from $1.00 to $1.20 per share in 1999 to certain parties known to the Company. The issuance of the warrants was exempt from registration under Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)). A breakdown of these sales is as follows:

         Issuance of Common Stock:
                 75,114 warrants at $1.20

         Financing:
                142,166 warrants at $1.00

All of these warrants are outstanding.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article XI of the Company's amended and restated Articles of Incorporation states as follows:

Article XI Indemnification

11.1) The directors of the Corporation shall be indemnified by the Corporation for their actions as directors to the fullest extent permitted by the Minnesota Corporation act as amended from time to time.

11.2) No director shall have personal liability to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except as otherwise required by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2000


                                       GO-RACHELS.COM CORP.



                                       By:      /s/ Kent W. Hammond
                                            ------------------------------------
                                            Kent W. Hammond
                                            Its Vice President

                   INDEX TO EXHIBITS AND FINANCIAL STATEMENTS


The following exhibits are filed with this Form 10-SB:

Assigned Number  Description
---------------  -----------

Part F/S Independent Auditor's Report and Consolidated Financial Statements of GO-RACHELS.COM CORP. For Years Ended December 31, 1999 and 1998 and Three Months Ended March 31, 1999 and 2000

Exhibit 3.1.1    Restated Articles of Incorporation
Exhibit 3.1.2    Notice of Change of Registered Office/Registered Agent
Exhibit 3.1.3    Bylaws
Exhibit 10.1     Employment Agreement - Lawrence J. Castriotta
Exhibit 10.2     Employment Agreement - Harm Scholtens
Exhibit 11       Statement Regarding Computation of Earnings Per Share
Exhibit 21       Subsidiaries of the Registrant
Exhibit 27       Financial Data Schedule
Exhibit 99       Other Exhibits: None

                              GO-RACHELS.COM CORP.

             CONSOLIDATED (AUDITED AND INTERIM) FINANCIAL STATEMENTS

                             FOR FISCAL YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

                             AND FOR QUARTERS ENDED
                             MARCH 31, 1999 AND 2000

                                      INDEX



                                                                         Page
                                                                         ----

INDEPENDENT AUDITOR'S REPORT                                              F-1

CONSOLIDATED FINANCIAL STATEMENTS

    Balance Sheets                                                       F2-F3

    Statements of Operations                                              F4

    Statements of Stockholders' Equity                                    F5

    Statements of Cash Flows                                              F6

    Notes to Consolidated Financial Statements                         F7 - F21

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors and Stockholders
GO-RACHELS.COM CORP.
Bloomington, Minnesota

We have audited the accompanying consolidated balance sheets of GO-RACHELS.COM CORP. (formerly RLD ENTERPRISES, INC.) AND SUBSIDIARIES as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GO-RACHELS.COM CORP. AND SUBSIDIARIES as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that GO-RACHELS.COM CORP. AND SUBSIDIARIES will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred losses of $1,893,215 and $3,423,352 for 1999 and 1998, respectively, and as of December 31, 1999, had an accumulated deficit of $11,282,038. As discussed in Note 5 to the consolidated financial statements, the Company is in default on its line of credit facility, and the line of credit could be called. As discussed in Note 15 to the consolidated financial statements, the Company also has a material uncertainty regarding a shareholder dispute. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                          /s/ LURIE, BESIKOF, LAPIDUS & CO., LLP

Minneapolis, Minnesota
February 25, 2000, except for Notes 2 and 5, as to which the date is June 7, 2000

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                     December 31,
                                                             ----------------------------      March 31,
                                                                 1998              1999          2000
                                                             ------------    ------------    ------------
                                                                                              (unaudited)
                                     ASSETS
CURRENT ASSETS
  Cash                                                       $     11,720    $     32,393    $     71,557
  Marketable securities                                           259,140         206,400         236,175
  Accounts receivable, less allowance for bad debts,
    discounts and returns of $85,000, $71,000 and $63,000       2,016,095       1,855,654       1,952,901
  Inventories                                                   3,814,681       3,785,988       4,155,939
  Prepaid expenses and other                                      133,954         100,081         274,946
                                                             ------------    ------------    ------------
      TOTAL CURRENT ASSETS                                      6,235,590       5,980,516       6,691,518

PROPERTY AND EQUIPMENT                                            887,145         671,808         651,638

GOODWILL                                                        3,199,061       3,019,627       2,974,769

OTHER ASSETS                                                      128,871         360,168          79,658
                                                             ------------    ------------    ------------

                                                             $ 10,450,667    $ 10,032,119    $ 10,397,583
                                                             ============    ============    ============

(continued)

                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                                                                            December 31,
                                                                    -----------------------------       March 31,
                                                                        1998             1999             2000
                                                                    ------------     ------------     ------------
                                                                                                       (unaudited)
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank lines of credit                                              $  1,474,878     $  1,442,512     $  2,071,393
  Convertible subordinated debt                                          734,296        1,513,746        1,658,197
  Notes payable to stockholders                                          568,700          668,972          605,258
  Current maturities of long-term debt                                    52,832           39,576           39,538
  Accounts payable                                                     4,178,657        3,338,112        3,593,841
  Accrued expenses                                                       721,341        1,066,430        1,005,736
                                                                    ------------     ------------     ------------
      TOTAL CURRENT LIABILITIES                                        7,730,704        8,069,348        8,973,963
                                                                    ------------     ------------     ------------

LONG-TERM DEBT, less current maturities                                  124,721           56,521           47,274
                                                                    ------------     ------------     ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value; 20,000,000 shares authorized;
    no shares issued and outstanding                                          --               --               --
  Common stock, $.01 par value; 50,000,000 shares authorized;
    issued and outstanding - 7,205,689, 8,622,824 and 8,622,824,
    respectively                                                          72,057           86,228           86,228
  Additional paid-in capital                                          11,846,886       13,002,078       13,002,078
  Accumulated other comprehensive income                                  65,122           99,982          139,210
  Accumulated deficit                                                 (9,388,823)     (11,282,038)     (11,851,170)
                                                                    ------------     ------------     ------------
                                                                       2,595,242        1,906,250        1,376,346
                                                                    ------------     ------------     ------------

                                                                    $ 10,450,667     $ 10,032,119     $ 10,397,583
                                                                    ============     ============     ============

                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                            Years Ended December 31,         Three Months Ended March 31,
                                          -----------------------------     -----------------------------
                                              1998             1999             1999             2000
                                          ------------     ------------     ------------     ------------
                                                                             (unaudited)      (unaudited)
SALES                                     $ 20,227,704     $ 20,282,793     $  4,797,392     $  4,526,789

COST OF GOODS SOLD                          15,393,539       15,140,726        3,625,678        3,378,394
                                          ------------     ------------     ------------     ------------

GROSS MARGIN                                 4,834,165        5,142,067        1,171,714        1,148,395

OPERATING EXPENSES                           7,530,590        6,622,689        1,825,578        1,700,119
                                          ------------     ------------     ------------     ------------

OPERATING LOSS                              (2,696,425)      (1,480,622)        (653,864)        (551,724)
                                          ------------     ------------     ------------     ------------

NONOPERATING EXPENSES (INCOME)
  Interest                                     461,606          679,626          153,459          168,106
  Loss (gain) on foreign exchange              248,456         (341,392)         (85,347)         (44,510)
  Other                                        127,165           55,559           (8,705)         (86,688)
                                          ------------     ------------     ------------     ------------
                                               837,227          393,793           59,407           36,908
                                          ------------     ------------     ------------     ------------

LOSS BEFORE INCOME TAXES                    (3,533,652)      (1,874,415)        (713,271)        (588,632)

INCOME TAX PROVISION (BENEFIT)                (110,300)          18,800               --          (19,500)
                                          ------------     ------------     ------------     ------------

NET LOSS                                  $ (3,423,352)    $ (1,893,215)    $   (713,271)    $   (569,132)
                                          ============     ============     ============     ============

NET LOSS PER SHARE - BASIC AND DILUTED    $      (0.54)    $      (0.23)    $      (0.10)    $      (0.07)
                                          ============     ============     ============     ============

WEIGHTED AVERAGE SHARES OUTSTANDING -
   BASIC AND DILUTED                         6,382,208        8,079,345        7,433,926        8,622,824
                                          ============     ============     ============     ============

                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         Accumulated
                                                      Common Stock         Additional       Other
                                                -----------------------     Paid-In     Comprehensive  Accumulated
                                                  Shares     Amount         Capital        Income        Deficit         Total
                                                ----------   ----------   ------------   -----------   ------------   -----------
BALANCE AT DECEMBER 31, 1997                     6,114,256   $   61,143   $ 10,825,743   $   204,252   $ (5,965,471)  $ 5,125,667
                                                                                                                      -----------
Comprehensive loss:
    Net loss                                            --           --             --            --     (3,423,352)   (3,423,352)
    Unrealized losses on securities                     --           --             --       (83,134)            --       (83,134)
    Foreign currency translation                        --           --             --       (55,996)            --       (55,996)
                                                                                                                      -----------
      Total comprehensive loss                          --           --             --            --             --    (3,562,482)
                                                                                                                      -----------
Common stock issued for:
    Cash:
      Options exercised                             64,000          640         78,080            --             --        78,720
      Other                                        584,629        5,846        654,261            --             --       660,107
    Services                                       183,302        1,833        181,469            --             --       183,302
    Financing                                      154,302        1,543        152,759            --             --       154,302
    Merger                                         109,200        1,092         (1,092)           --             --            --
Repurchase of common stock                          (4,000)         (40)       (19,960)           --             --       (20,000)
Issuance of options and warrants                        --           --         86,826            --             --        86,826
Stock issuance costs                                    --           --       (111,200)           --             --      (111,200)
                                                ----------   ----------   ------------   -----------   ------------   -----------

BALANCE AT DECEMBER 31, 1998                     7,205,689       72,057     11,846,886        65,122     (9,388,823)    2,595,242
                                                                                                                      -----------
Comprehensive loss:
    Net loss                                            --           --             --            --     (1,893,215)   (1,893,215)
    Unrealized gains on securities                      --           --             --         8,704             --         8,704
    Foreign currency translation                        --           --             --        26,156             --        26,156
                                                                                                                      -----------
      Total comprehensive loss                          --           --             --            --             --    (1,858,355)
                                                                                                                      -----------
Common stock issued for:
    Cash - other                                   361,979        3,620        362,359            --             --       365,979
    Services                                       616,000        6,160        485,340            --             --       491,500
    Financing                                      439,156        4,391        275,848            --             --       280,239
Issuance of warrants                                    --           --         78,180            --             --        78,180
Stock issuance costs                                    --           --        (46,535)           --             --       (46,535)
                                                ----------   ----------   ------------   -----------   ------------   -----------

BALANCE AT DECEMBER 31, 1999                     8,622,824       86,228     13,002,078        99,982    (11,282,038)    1,906,250
                                                                                                                      -----------
Comprehensive loss:
    Net loss (unaudited)                                --           --             --            --       (569,132)     (569,132)
    Unrealized gains on securities (unaudited)          --           --             --        39,751             --        39,751
    Foreign currency translation (unaudited)            --           --             --          (523)            --          (523)
                                                                                                                      -----------
      Total comprehensive loss (unaudited)              --           --             --            --             --      (529,904)
                                                ----------   ----------   ------------   -----------   ------------   -----------

BALANCE AT MARCH 31, 2000 (unaudited)            8,622,824   $   86,228   $ 13,002,078   $   139,210   $(11,851,170)  $ 1,376,346
                                                ==========   ==========   ============   ===========   ============   ===========

                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               Years Ended December 31,        Three Months Ended March 31,
                                                            -----------------------------     -----------------------------
                                                                1998             1999             1999             2000
                                                            ------------     ------------     ------------     ------------
                                                                                               (unaudited)      (unaudited)
OPERATING ACTIVITIES
  Net loss                                                  $ (3,423,352)    $ (1,893,215)    $   (713,271)    $   (569,132)
  Adjustments to reconcile net loss to net
   cash used by operating activities:
    Depreciation                                                 227,473          213,253           51,784           49,528
    Amortization                                                 297,007          179,434           44,858           44,858
    Deferred taxes                                                    --          (70,000)              --               --
    Loss on disposal of property and equipment                        --           50,783            3,646               --
    Common stock issued for:
      Services                                                   183,302          491,500               --               --
      Financing                                                  154,302          280,239               --               --
    Options and warrants issued                                   44,006           78,180               --               --
    Changes in operating assets and liabilities:
      Accounts receivable                                        243,860          160,441         (406,924)         (97,247)
      Inventories                                               (722,041)          28,693         (353,658)        (369,951)
      Prepaid expenses and other                                (101,015)        (101,268)         275,548          105,122
      Accounts payable                                         1,344,745         (840,545)         125,411          255,729
      Accrued expenses                                        (1,061,955)         345,089          (24,500)         (60,694)
                                                            ------------     ------------     ------------     ------------
        Net cash used by operating activities                 (2,813,668)      (1,077,416)        (997,106)        (641,787)
                                                            ------------     ------------     ------------     ------------

INVESTING ACTIVITIES
  Proceeds from sale of marketable securities                  4,335,730           61,444           40,050            9,976
  Purchases of property and equipment                           (115,550)        (101,199)         (22,146)         (29,358)
  Proceeds from sale of property and equipment                        --           52,500           52,500               --
                                                            ------------     ------------     ------------     ------------
        Net cash provided (used) by investing activities       4,220,180           12,745           70,404          (19,382)
                                                            ------------     ------------     ------------     ------------

FINANCING ACTIVITIES
  Net proceeds (payments) on bank lines of credit                151,483          (32,366)         540,884          628,881
  Proceeds from debt                                           1,291,939        2,045,668          181,450          183,725
  Payments on debt                                            (3,612,196)      (1,247,402)        (118,770)        (112,273)
  Proceeds from sale of common stock                             738,827          365,979          357,979               --
  Stock issuance costs                                           (68,380)         (46,535)         (46,535)              --
  Repurchase of common stock                                     (20,000)              --               --               --
                                                            ------------     ------------     ------------     ------------
        Net cash provided (used) by financing activities      (1,518,327)       1,085,344          915,008          700,333
                                                            ------------     ------------     ------------     ------------

NET INCREASE (DECREASE) IN CASH                                 (111,815)          20,673          (11,694)          39,164

CASH
  Beginning of period                                            123,535           11,720           11,720           32,393
                                                            ------------     ------------     ------------     ------------

  End of period                                             $     11,720     $     32,393     $         26     $     71,557
                                                            ============     ============     ============     ============

                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

1.     Nature of Business and Significant Accounting Policies -

       Nature of Business

       The Company manufactures, markets and distributes "Rachel's Made From the Heart" gourmet potato chips. The potato chips are sold by independent distributors and Company sales personnel to grocery and convenience stores, restaurants, and other retail and institutional accounts. The Company also manufactures potato chips for others under private labels. In addition, the Company distributes confectionery and specialty snacks in Canada.

       On January 29, 1999, the Company changed its name to GO-RACHELS.COM CORP. from RLD Enterprises, Inc.

       Unaudited Interim Financial Statements

       The consolidated financial statements as of March 31, 2000 and for the three month periods ended March 31, 1999 and 2000, are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the above periods were made and are of a normal, recurring nature. Accounting requirements at interim dates inherently involve greater reliance on estimates than at year end. The results of the interim periods are not necessarily indicative of the results for the full year.

       Principles of Consolidation

       The consolidated financial statements include the accounts of GO-RACHELS.COM CORP., its U.S. subsidiary, Rachel's Gourmet Snacks, Inc., and its Canadian subsidiary, Triple-C-Inc. (collectively "the Company"). All significant intercompany balances and transactions are eliminated.

       Management Estimates

       The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to amortization periods for goodwill and the valuation allowance on deferred tax assets.

       Revenue Recognition

       The Company recognizes revenue at the time product is shipped to a customer. Estimated allowances are recorded at the time of sale.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

1.     Nature of Business and Significant Accounting Policies - (continued)

       Foreign Currency Translation and Transactions

       Assets and liabilities of Triple-C-Inc. are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average yearly exchange rate. Translation adjustments arising from the use of differing exchange rates are reported as other comprehensive income (loss) in stockholders' equity.

       Triple-C-Inc. had approximate foreign transaction losses of $248,000 in 1998 and gains of approximately $341,000, $85,000 (unaudited), and $45,000 (unaudited) in 1999 and the three months ended March 31, 1999 and 2000, respectively. The gains and losses are reported as nonoperating expenses (income) in the statements of operations.

       Fair Value of Financial Instruments

       The carrying amounts of financial instruments consisting of cash, marketable securities, receivables, notes payable-banks, convertible subordinated debt, long-term debt, accounts payable and off balance sheet foreign exchange contracts approximate their fair values. It is not practicable to determine the fair value of the notes to stockholders due to the related party nature of the transactions.

       Marketable Securities

       Marketable securities are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income in stockholders' equity. The cost of available-for-sale securities is $98,213, $36,769 and $26,793 (unaudited) at December 31, 1998 and 1999, and March 31, 2000, respectively. The Company had realized gains of $48,015, $63,336, $5,961 (unaudited) and $97,558 (unaudited) on these securities in 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively, based on cost determined on an average basis.

       Inventories

       Inventories, consisting primarily of food products available for resale, are valued at the lower of cost or market, with cost determined on a moving average basis and market determined at net realizable value.

       Property and Equipment

       Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both the straight-line and declining balance methods over the estimated useful lives of the assets, primarily three to ten years. Leasehold improvements are amortized over the lease term.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

1.     Nature of Business and Significant Accounting Policies - (continued)

       Goodwill

       Goodwill represents the excess of the purchase price and related costs over the fair value of the net assets of businesses acquired and is amortized on a straight-line basis over 20 years. The Company evaluates goodwill annually for impairment by comparing the net carrying values to the undiscounted future cash flows of the assets acquired. Accumulated amortization was $389,611, $569,045 and $613,903 (unaudited) at December 31, 1998 and 1999, and March 31, 2000, respectively.

       Common Stock Issued

       The Company issued common stock for consulting, manufacturing, and acquisition services and financing. The value of these services and financing was based on the fair value of the common stock as determined by sales during the same time periods. The costs of the services and financing were charged to operations and stockholders' equity was increased.

       Stock Based Compensation

       The Company accounts for employee stock options under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and provides the disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Options and warrants to nonemployees are accounted as required by SFAS No. 123.

       Advertising Costs

       Advertising costs are expensed as incurred and totaled $1,297,000, $805,000, $434,000 (unaudited) and $57,000 (unaudited) in calendar 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

       Credit Risk

       Significant concentrations of credit risk exist in marketable securities which are invested in one entity and accounts receivable which are due from customers dispersed across different geographic and economic regions in the Upper Midwest and Canada.

       Net Loss Per Share

       Net loss per share - basic is determined by dividing the net loss by the weighted average common shares outstanding. Net loss per share - diluted normally includes common stock equivalents (options, warrants and convertible debentures), but were excluded since their effect was antidilutive.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

1.     Nature of Business and Significant Accounting Policies - (continued)

       Reclassification

       Certain reclassifications were made to the 1998 financial statements to make them comparable with 1999. The reclassification did not affect previously reported stockholders' equity, net loss, or net cash flows.

       Recent Accounting Pronouncement

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was effective for years beginning after June 15, 2000, as amended. The statement establishes accounting and reporting standards for derivative instruments and hedging activities. Management believes this pronouncement will not significantly effect its financial statements.

2.     Going Concern -

       The consolidated financial statements were prepared in contemplation of the Company as a going concern. The Company incurred net losses of $3,423,352 and $1,893,215 in 1998 and 1999, respectively, and as of
       December 31, 1999, has an accumulated deficit of $11,282,038.

       On June 7, 2000, the Company was notified it is in default on its line of credit facility, and the line of credit could be called (Note 5). The Company also has a material uncertainty regarding a shareholder dispute (Note 15).

       These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern.

       The Company's continuation as a going concern is dependent upon its ability to generate sufficient operating cash flows and obtain additional financing or refinancing to meet its obligations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities should the Company be unable to continue as a going concern.

3.     Merger -

       In February 1998, the Company acquired PB Midwest, Inc. (PB Midwest) by issuing 109,200 shares of common stock in exchange for all of PB Midwest's outstanding common stock. Prior to the acquisition, most of the stockholders in PB Midwest were also stockholders in the Company. At the date of acquisition, PB Midwest's only assets were warrants to purchase 136,500 shares of GO-RACHELS.COM CORP. at $1.00 a share. The warrants were deemed to have no value and were cancelled.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

4.     Property and Equipment -

       Property and equipment consist of the following:

                                                December 31,
                                        ------------------------     March 31,
                                           1998          1999          2000
                                        ----------    ----------    ----------
                                                                    (unaudited)

       Machinery and equipment          $  684,783    $  635,161    $  633,270
       Furniture and fixtures              327,223       392,562       422,624
       Vehicles                            146,555        56,894        56,890
       Leasehold improvements              133,750       165,924       165,603
                                        ----------    ----------    ----------
                                         1,292,311     1,250,541     1,278,387
       Less accumulated depreciation       405,166       578,733       626,749
                                        ----------    ----------    ----------
                                        $  887,145    $  671,808    $  651,638
                                        ==========    ==========    ==========

5.     Bank Lines of Credit -

       At December 31, 1999, Triple-C-Inc. has a $5,200,000 ($7,500,000 CAN)
       revolving line of credit facility, expiring October 2003, subject to a four year extension. Borrowings are due on demand, bear interest at the prime rate (8.0% and 8.25% (unaudited) at December 31, 1999 and March 31, 2000, respectively) plus 1.5% to 2% (as defined), and are collateralized by substantially all Triple-C-Inc. assets. Advances are subject to defined limitations on the collateralized assets. The line has requirements relating to tangible net worth, additional debt, and dividends, among others. A previous line of credit facility with another financial institution at prime (6.75% at December 31, 1998) plus 1.5% was terminated in 1999.

       On June 7, 2000, Triple-C-Inc. was notified that it is in violation of its tangible net worth and collateral requirements and in default on its revolving line of credit facility. Consequently, the bank could call the line of credit.

6.     Convertible Subordinated Debt -

       GO-RACHELS.COM CORP issued $734,296, $1,285,997 and $145,000 (unaudited) of one year 12% unsecured convertible subordinated debentures in 1998 and 1999, and the three months ended March 31, 2000, respectively. The debentures issued in 1998, 1999 and 2000 were convertible into Company common stock at $4.80, $2.50 and $2.50 per share, respectively, and were subordinated to other borrowings. Debentures for $925,976 (including $191,680 of the 1999 debentures) were repaid in 1999 and all of the debentures outstanding at December 31, 1997, were repaid in 1998.

       In 1999, Triple-C-Inc. issued $419,429 of one year 12% unsecured convertible subordinated debentures. The debentures are subordinated to borrowings under the bank line of credit and are convertible into common stock of Triple-C-Inc. at 80% of the Initial Public Offering (IPO) price only upon completion of a Triple-C-Inc. IPO.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

7.     Notes Payable to Stockholders -

       The notes payable to stockholders consist of the following:

                                                               December 31,
                                                        ------------------------     March 31,
                                                           1998          1999          2000
                                                        ----------    ----------    ----------
                                                                                    (unaudited)
       15.0%, collateralized by all Company assets      $  230,000    $  157,164    $  156,969

       8.1%, collateralized by marketable securities       143,700       101,340            --

       6.0% to 17.8%, unsecured                             95,000       310,468       348,289

       5.0% over prime (8.0% for all periods),
           unsecured                                       100,000       100,000       100,000
                                                        ----------    ----------    ----------
                                                        $  568,700    $  668,972    $  605,258
                                                        ==========    ==========    ==========

8.     Long-Term Debt -

       Long-term debt consists of the following:

                                                               December 31,
                                                        ------------------------     March 31,
                                                           1998          1999          2000
                                                        ----------    ----------    ----------
                                                                                    (unaudited)
       Capital lease obligations, interest imputed
           at 13.0% (Note 11)                           $  135,253    $   63,279    $   56,129
       Notes payable in monthly installments of
           $1,026, including interest at 5.9% to
           9.9%, due December 2002, collateralized
           by vehicles                                      42,300        32,818        30,683
                                                        ----------    ----------    ----------
                                                           177,553        96,097        86,812
       Less current maturities                              52,832        39,576        39,538
                                                        ----------    ----------    ----------
                                                        $  124,721    $   56,521    $   47,274
                                                        ==========    ==========    ==========

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

8.     Long-Term Debt - (continued)

       Future maturities of long-term debt at December 31, 1999, are as follows:

                                    Year           Amount
                                    ----         ---------

                                    2000         $  39,576
                                    2001            43,887
                                    2002            12,634
                                                 ---------
                                                 $  96,097
                                                 =========
9.     Stock Options and Warrants -

       Stock Options
       -------------

       The Company has a nonqualified stock option plan which authorizes the granting of stock options to employees, directors, and others to purchase up to 2,500,000 shares of common stock. Vesting and award terms are at the discretion of the Board of Directors, but cannot exceed ten years.

       Stock option activity for calendar years 1998 and 1999 was as follows:

                                                  1998                       1999
                                        -------------------------   ------------------------
                                          Options      Weighted-     Options      Weighted-
                                                        Average                    Average
                                                       Exercise                   Exercise
                                                        Price                      Price
                                        ----------    ----------    ----------    ----------
       OUTSTANDING, beginning of year    2,297,496    $     1.83     2,292,496    $     1.87
              Granted                       90,000          2.17       450,000           .86
              Exercised                    (64,000)        (1.23)           --            --
              Expired                      (31,000)        (1.00)     (444,998)        (1.00)
                                        ----------                  ----------

       OUTSTANDING, end of year          2,292,496          1.87     2,297,498          1.84
                                        ==========                  ==========

       The weighted average grant-date fair value for options granted is as follows:

                                                         1998                        1999
                                               ------------------------    ------------------------

                                                Options     Fair Value      Options     Fair Value
                                               ---------   ------------    ---------   ------------
       Option price equals stock price            10,000   $     1.33        230,000   $       .17
       Option price greater than stock price      80,000          .00        220,000           .00
                                               ---------                   --------
                                                  90,000          .15        450,000           .09
                                               =========                   ========

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

9.     Stock Options and Warrants - (continued)

       Stock Options (continued)
       -------------

       Stock options outstanding and exercisable at December 31, 1999, are as follows:

                                                         Weighted-
                                                          Average
                                                         Remaining
                                           Options      Contractual   Exercisable
                     Exercise Price      Outstanding    Life-Years      Options
                  --------------------  -------------  ------------  -------------
                                $ .36        100,000           9.8             --
                                 1.00      1,564,998           5.5      1,244,998
                                 1.75         80,000           8.9         80,000
                                 2.83        150,000           7.7         60,000
                                 3.00         60,000           6.7         27,000
                                 5.50        342,500           3.2        215,000
                                         -----------                 ------------
                        $.36 to $5.50      2,297,498           5.6      1,626,998
                                         ===========                 ============

       The weighted-average exercise price for the exercisable options was $1.73.

       No stock options were issued by the Company for the quarter ended March 31, 2000.

       If the Company recognized compensation expense for options based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, net loss and per share disclosures would change to the pro forma amounts below:

                                                          December 31,                     March 31,
                                                  ---------------------------     ---------------------------
                                                     1998             1999            1999           2000
                                                  -----------     -----------     -----------     -----------
                                                                                  (unaudited)     (unaudited)
       Net loss:
          As reported                             $(3,423,352)    $(1,893,215)    $  (713,271)    $  (569,132)
          Pro forma                                (3,537,476)     (2,011,216)       (741,857)       (594,108)

       Net loss per share - basic and diluted:
          As reported                             $      (.54)    $      (.23)    $      (.10)    $      (.07)
          Pro forma                                      (.55)           (.25)           (.10)           (.07)


       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

9.     Stock Options and Warrants - (continued)

       Stock Warrants
       --------------

       The Company issued various compensatory warrants related to short-term debt financing, services and issuance of common stock.

       Warrant activity for 1998 and 1999 was as follows:

                                                   1998                          1999
                                         -------------------------    -------------------------
                                                         Weighted-                    Weighted-
                                                          Average                      Average
                                                         Exercise                     Exercise
                                           Warrants        Price       Warrants        Price
                                         -----------    ----------    -----------    ----------
       OUTSTANDING, beginning of year     1,816,379        $ 4.91      2,864,247        $ 1.61
              Issued                        717,455          2.03        217,280          1.07
              Expired/cancelled            (136,500)        (1.00)      (355,000)        (1.18)
              Modification:
                 Exchanged in            (1,284,412)        (6.25)            --            --
                 Exchanged out            1,751,325          1.37             --            --
                                         ----------                   ----------

       OUTSTANDING, end of year           2,864,247          1.61      2,726,527          1.62
                                         ==========                   ==========

       In 1998, the Company modified certain warrant terms by exchanging 1,284,412 warrants previously issued primarily for stock issuance costs into 1,751,325 warrants of lesser fair value resulting in an insignificant impact on stockholders' equity and net loss.

       The weighted average grant-date fair value for warrants issued is as follows:

                                                          1998                         1999
                                               --------------------------   --------------------------
                                                Warrants      Fair Value       Warrants    Fair Value
                                               -----------   ------------   -----------   ------------
       Warrant price less than stock price         55,000    $      1.13       101,500    $       .71
       Warrant price equals stock price                --             --        32,666            .19
       Warrant price greater than stock price     662,455            .04        83,114            .00
                                               ----------                    ---------

                                                  717,455            .12       217,280            .36
                                               ==========                    =========

       All warrants outstanding at December 31, 1999, were exercisable.

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

9.     Stock Options and Warrants - (continued)

       Assumptions
       -----------

       The fair value of options and warrants is estimated at grant date using the Black-Sholes option-pricing model with the following weighted average assumptions:

                                                           1998         1999
                                                        ----------   ----------
               Risk-free interest rate:
                      Options                              4.40%        5.72%
                      Warrants                             4.46%        5.15%
               Expected life - years                       5            5
               Expected volatility*                        0%           0%
               Expected dividend rate                      0%           0%


       * Since less than 5% of the Company's stock was traded throughout most of 1998 and 1999, the Company is essentially a nonpublic entity. Therefore, volatility was set at 0% as permitted by SFAS 123.

10.    Income Taxes -

       Income tax expense (benefit) for 1998 and 1999 and the three month ended March 31, 1999 and 2000, consists of the following:

                               December 31,                   March 31,
                       --------------------------    --------------------------
                           1998           1999           1999           2000
                       -----------    -----------    -----------    -----------
                                                     (unaudited)    (unaudited)
       Foreign:
            Current    $  (110,300)   $    88,800    $        --    $   (19,500)
            Deferred            --        (70,000)            --             --
                       -----------    -----------    -----------    -----------

                       $  (110,300)   $    18,800    $        --    $   (19,500)
                       ===========    ===========    ===========    ===========

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

10.    Income Taxes - (continued)

       Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate for calendar years 1998 and 1999 is as follows:

                                                              1998                  1999
                                                       ------------------     ----------------
       Benefit at statutory tax rate                         (34.0%)               (34.0%)
       Net operating loss not recognized                      27.6                  39.4
       Change in valuation allowance                           9.2                    .1
       Foreign taxes                                          (3.1)                  1.0
       Other                                                  (2.8)                 (5.5)
                                                       ------------------     ----------------
       Effective tax rate                                     (3.1%)                 1.0%
                                                       ==================     ================


       Significant components of net deferred tax assets at December 31, 1998 and 1999 and March 31, 2000, are as follows:

                                                    December 31,                                March 31,
                              -------------------------------------------------------   --------------------------
                                         1998                         1999                         2000
                              --------------------------   --------------------------   --------------------------
                                Current       Long-Term      Current       Long-Term      Current       Long-Term
                              -----------    -----------   -----------    -----------   -----------    -----------
       Deferred tax assets:
       Loss carryforwards     $ 3,500,000    $        --   $ 4,240,000    $        --   $ 4,440,000    $        --
       Other                           --             --            --         70,000            --         70,000
                              -----------    -----------   -----------    -----------   -----------    -----------
                                3,500,000             --     4,240,000         70,000     4,440,000         70,000
       Valuation allowance     (3,500,000)            --    (4,240,000)            --    (4,440,000)            --
                              -----------    -----------   -----------    -----------   -----------    -----------
       Net deferred tax
        assets                $        --    $        --   $        --    $    70,000   $        --    $    70,000
                              ===========    ===========   ===========    ===========   ===========    ===========

       Long-term deferred tax assets are included with other noncurrent assets on the balance sheet.

       The valuation allowance was provided as it is probable the deferred tax asset will not be realized. The valuation allowance increased by approximately $1,300,000, $740,000 and $200,000 (unaudited) in 1998 and
       1999, and the three months ended March 31, 2000, respectively, primarily because of the Company's inability to utilize net operating losses.

       State tax effects are insignificant and not separately disclosed.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

10.    Income Taxes - (continued)

       At December 31, 1999, the Company had the following approximate net operating loss carryforwards for federal income tax purposes:

                            Year of                  Net Operating
                          Expiration                      Loss
                         ------------                -------------
                              2008                    $    23,000
                              2009                        118,000
                              2010                      1,234,000
                              2011                      1,396,000
                              2012                      2,791,000
                              2018                      2,869,000
                              2019                      2,174,000
                                                      -----------
                                                      $10,605,000
                                                      ===========

11.    Commitments -

       Capital Leases
       --------------

       The Company leases equipment under capital leases expiring through 2002. Minimum future capital lease obligations at December 31, 1999, are as follows:

                Year                                    Amount
                ----                                  ---------
                2000                                  $  34,208
                2001                                     34,208
                2002                                      1,588
                                                      ---------
                Total payments                           70,004
                Less amount representing interest         6,725
                                                      ---------

                Present value of future payments      $  63,279
                                                      =========

       At December 31, 1998 and 1999, and March 31, 2000, the net book value of equipment under capital leases was $139,553, $59,344 and $52,152 (unaudited), respectively. Capital lease amortization of $42,735, $27,841, $6,960 (unaudited) and $7,134 (unaudited) in 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively, is included in depreciation expense.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

11.    Commitments - (continued)

       Operating Leases
       ----------------

       Facilities and equipment are utilized under operating leases expiring through 2009. The facilities leases require monthly base rents plus increases for operating expenses and/or property taxes as defined in the leases. Some leases contain renewal options. Total rent expense was $441,174, $396,064, $86,255 (unaudited) and $93,927 (unaudited) in 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively.

       Approximate future minimum lease payments at December 31, 1999, are as follows:

                                      Year             Amount
                                      ----             ------
                                      2000         $  350,200
                                      2001            345,800
                                      2002            109,700
                                      2003             60,800
                                      2004             57,600
                                Thereafter            294,400
                                                 ------------
                                                   $1,218,500
                                                 ============

       Employment Agreements

       The Company has employment agreements with two of its officers expiring through 2001. These agreements include defined renewal options and incentives. Approximate future minimum payments at December 31, 1999, are $193,600 and $72,000 for 2000 and 2001, respectively.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

12.    Supplemental Disclosures of Cash Flow Information -

       Supplemental disclosures of cash flow information for 1998 and 1999 and the three months ended March 31, 1999 and 2000, is as follows:

                                                         December 31,                      March 31,
                                                 ---------------------------    ----------------------------
                                                    1998            1999            1999            2000
                                                ------------    ------------    ------------    ------------
                                                                                 (unaudited)     (unaudited)
       Cash paid for:
           Interest                             $    675,308    $    300,865    $     63,019    $     43,535
           Income taxes                               49,262              --              --              --

       Noncash operating, financing and
         investing activities:
           Receipt of available-for-sale
           securities for 3% subordinated
           debentures                           $         --    $    965,037    $         --    $         --
           Retirement of 3% subordinated
           convertible debentures with
           available-for-sale securities                  --         965,037              --              --
           Retirement of prior line of credit                      1,412,250              --              --
           Unrealized gains (losses) on
           securities                                (83,134)          8,704          (9,990)         39,531
           Foreign currency translation              (55,996)         26,156           4,597            (523)
           Equipment acquired on capital lease       103,684              --              --              --
           Options and warrants issued for
           stock costs                                42,820              --              --              --

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
             Three Months Ended March 31, 1999 and 2000 (unaudited)

13.    Foreign Operations -

       Foreign operations consist of Triple-C-Inc. sales to Canadian customers. Financial information for 1998 and 1999 and the three months ended March March 31, 1999 and 2000, is as follows:

                                                     December 31,                   March 31,
                                             --------------------------    --------------------------
                                                1998            1999          1999           2000
                                             -----------    -----------    -----------    -----------
                                                                           (unaudited)    (unaudited)
       Sales                                 $17,373,356    $18,748,885    $ 4,381,153    $ 4,284,486
       Operating income (loss)                  (532,599)       300,838        145,602       (274,074)
       Identifiable assets at end of period    6,051,617      6,158,134      6,773,083      6,552,549

       The Company protects itself from adverse changes in exchange rates on purchases and related accounts payable of Triple-C-Inc., denominated in foreign currencies, by, at times, hedging with foreign exchange contracts. Such items are translated at the foreign exchange contract rate. The terms of the contracts are generally less than one year. Gains and losses on the contracts are recorded when the related transaction occurs. At December 31, 1999, the Company had no foreign exchange contracts outstanding.

14.    Major Vendors -

       Approximately 32% and 28% of the Company's merchandise in 1998 and 1999, respectively, was purchased from two suppliers in the United States and Belgium.

15.    Contingency and Uncertainties -

       The Company has a dispute relating to options held by certain shareholders/employees. The shareholders/employees believe the Company is required to repurchase their shares for approximately $2,000,000 with five year 6% promissory notes. Although the Company believes the shareholders/employees did not exercise their options by the specified date and the dispute is without merit, the outcome is uncertain.

       At December 31, 1999, the Company has outstanding bank letters of credit for approximately $137,000 which are collateralized by a $70,000 restricted term deposit included in other noncurrent assets. In the Company's past experience, virtually no claims have been made against letters of credit. Management does not expect any material loss will result from these instruments and, therefore, is of the opinion that the fair value of these instruments is zero.